                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                             ERC Industries, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                   268912102
                        ------------------------------
                                (CUSIP Number)

                  Arthur M. Nathan, Haynes and Boone, L.L.P.
               1000 Louisiana Street, Suite 4300, Houston, Texas
                             77002 (713) 547-2000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 14, 1999
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                 -----------------------
  CUSIP NO. 268912102                                     Page 2  of 10 Pages
-----------------------                                 -----------------------
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John Wood Group PLC, a company registered in Scotland and
          incorporated under the laws of the United Kingdom
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        AF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United Kingdom
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                            25,687,702
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               25,687,702

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        25,687,702
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        89%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        CO
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                              Page 2 of 10 Pages

     The Schedule 13D dated October 19, 1992, as amended by Amendment No. 1 thereto dated December 3, 1992, Amendment No. 2 thereto dated December 7, 1992, Amendment No. 3 thereto dated January 11, 1993, Amendment No. 4 thereto dated April 30, 1993, Amendment No. 5 thereto dated July 29, 1993, Amendment No. 6 thereto dated March 13, 1996, Amendment No. 7 thereto dated March 22, 1996, Amendment No. 8 thereto dated June 6, 1996, Amendment No. 9 thereto dated July 24, 1996, Amendment No.10 thereto dated August 2, 1996, Amendment 11 thereto dated September 26, 1996 and Amendment No. 12 thereto dated September 11, 1997 (the "Schedule 13D") of John Wood Group PLC (the "Reporting Person"), relating to the common stock, $0.01 par value per share (the "Common Stock"), and a series of preferred stock, $1.00 par value per share, of ERC Industries, Inc., a Delaware corporation (formerly known as ERC Subsidiary, Inc., successor by merger to ERC Industries, Inc. (the "Company")), is hereby amended and supplemented as set forth below. Defined terms used in this Amendment No. 13 and not defined herein shall have their respective meanings as set forth in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraphs:

     "The Reporting Person acquired the securities reported by this Amendment No. 13 to Schedule 13D by selling all of the outstanding capital stock of a wholly-owned subsidiary to the Company."

Item 4.   Purposes of the Transaction.

Item 4 is hereby amended by adding the following paragraphs:

     "On May 14, 1998, the Company and the Reporting Person entered into a Share Sale and Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company completed its acquisition (the "Pressure Control Acquisition") from the Reporting Person of all of the outstanding capital stock of Wood Group Pressure Control Holdings Limited, a company incorporated in Scotland under the Companies Act of the United Kingdom ("WGPCHL"). Prior to the Pressure Control Acquisition, WGPCHL was a wholly-owned subsidiary of the Reporting Person, the owner of approximately 88.5% of the then issued and outstanding shares of the Company's Common Stock. The Purchase Agreement is attached hereto as Exhibit M.

     The sole assets of WGPCHL consist of all of the issued and outstanding capital stock of each of Wood Group Engineering Services (Peterhead) Limited and Wood Group Engineering (Middle East) Limited, which in turn beneficially owns Arabian Oil Equipment Services LLC (collectively, the "Group Companies"). The Group Companies market, manufacture and service products used in the drilling and production segment of the Oil and Gas Industry, primarily consisting of the repair and overhaul of valves and wellheads. The Group Companies operate out of one facility located in Scotland and one facility in the United Arab Emirates. The Company plans to continue to operate the Group Companies in substantially the same manner as they were operated prior to the acquisition.

     In connection with the transaction and in exchange for all of the shares of the capital stock of WGPCHL, the Company issued to the Reporting Person 1,350,000 shares of its Common Stock,

                              Page 3 of 10 Pages
representing approximately 0.5% of the currently issued and outstanding shares of Common Stock. In addition, the Company issued 1,850,000 shares of its Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), which is only convertible following approval of the conversion by the Company's stockholders. The Certificate of Designations of the Series A Preferred Stock, dated May 14, 1998 (the "Certificate of Designations") sets forth the terms of the Series A Preferred Stock and is attached hereto as Exhibit N.

     The holders of Series A Preferred Stock are entitled to receive cumulative cash dividends of $0.01 per annum (1% of the liquidation preference) for each share of Series A Preferred Stock beginning on January 1, 2000 in the event that the Series A Preferred Stock is not then convertible into shares of Common Stock. The Series A Preferred Stock is entitled to a liquidation preference of $1.00 per share, plus all accrued but unpaid dividends.

     The Series A Preferred Stock is convertible at the holder's option into an equal number of shares of Common Stock at any time following the approval of the issuance of such shares of Common Stock by a majority of the holders of the issued and outstanding Common Stock at the next annual or special meeting of stockholders called for this purpose.

     The Series A Preferred Stock is not entitled to vote on any matters submitted to the stockholders of the Company, except as may otherwise be provided by law or matters which adversely affect the rights of the holders of the Series A Preferred Stock. The Company may redeem the Series A Preferred Stock at any time after December 31, 1999 for $1.00 per share.

     On May 13, 1999, the closing sales price per share of the Common Stock on the NASDAQ Small Cap Market was $1.00.

     In connection with the transaction, as part of the consideration for the acquisition, the Company granted certain registration rights to the Reporting Person pursuant to a Registration Rights Agreement, dated as of May 14, 1999 (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the Company granted to the Reporting Person and its assignees the right to require the Company to register the offer and sale of the Common Stock issued in the transaction and the Common Stock issuable upon the conversion of the Series A Preferred Stock up to two times, subject to certain deferral and cutback provisions. In addition, the Company also granted to the Reporting Person and its assignees, certain incidental or "piggyback" registration rights, which allow the Reporting Person to participate in certain underwritten public offerings initiated by the Company, subject to certain limitations and conditions set forth therein. Under the terms of the Registration Rights Agreement, the ability of the Reporting Person to exercise the rights granted thereunder may not be subordinated or subject to registration rights of any other person or entity. The rights granted under the Registration Rights Agreement terminate on the earlier of (i) the fifth anniversary date of the Registration Rights Agreement, or (ii) such time as the shares may be immediately sold under Rule 144 under the Securities Act of 1933, as amended, during any 90-day period. The Registration Rights Agreement is attached hereto as Exhibit O.

     Prior to the consummation of the Pressure Control Acquisition, the Reporting Person owned approximately 88.5% of the outstanding shares of the Company's Common Stock. Prior to the

                              Page 4 of 10 Pages
negotiation and consummation of this transaction, the Company's Board of Directors appointed a special committee consisting of its two outside independent directors (the "Special Committee") to evaluate and negotiate the transaction. The Special Committee engaged Schroder & Co. Inc. ("Schroders"), as its financial advisor to assist it in evaluating and determining the fairness of the transaction to the Company's stockholders. On February 1, 1999, Schroders delivered an opinion stating that the consideration to be received by the Company in the transaction was fair to the Company's stockholders from a financial point of view. Because the terms, conditions and consideration for the transaction as consummated were the same as the terms, conditions and consideration analyzed by Schroders, and the valuation of the Group Companies increased since the date of the fairness opinion, the Special Committee determined that the transaction was fair to the Company's stockholders as of the date of the Pressure Control Acquisition.

     As a result of the Pressure Control Acquisition, the Reporting Person owns an aggregate of 25,687,702 shares of Common Stock (without giving effect to the conversion, subject to stockholder approval, of the Series A Preferred Stock), representing approximately 89% of the issued and outstanding shares of Common Stock.

     It is presently contemplated that the Reporting Person may, depending on its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, make additional purchases of Common Stock either in the open market or in private transactions (or combinations thereof). The Reporting Person is continuing to evaluate its investment in the Company, including the feasibility of acquiring all of the capital stock of the Company. Any such acquisition would necessarily involve extraordinary corporate actions with respect to the Company which may involve certain of the actions or occurrences set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D, including, without limitation, actions to eliminate minority interests in the Company, terminate registration status pursuant to
Section 12(g)(4) of the 1934 Act and delist the Common Stock from the Nasdaq Stock Market. Depending upon the circumstances, the Reporting Person might also hold its shares of Common Stock for an extended period of time, or may decide to sell all or part of its investment in the Common Stock. While the Reporting Person is continuing to evaluate its investment in the Company, no detailed plans or arrangements have been made at this time."

Item 5.   Interest in Securities of the Issuer.

     The information set forth in Item 4 of this Amendment No. 13 is incorporated by reference in response to this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 4 of this Amendment No. 13 is incorporated by reference in response to this Item 6.

                              Page 5 of 10 Pages

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety by the following paragraphs:

    *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

    *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence
         M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

    *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

    *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

    *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

    *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

    *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

     *H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.

     *I Investment Agreement dated June 6, 1996, between the Reporting Person and the Company.

     *J Registration Rights Agreement dated June 6, 1996, between the Reporting Person and the Company.

     *K Investment Agreement dated September 8, 1997, between the Reporting Person and the Company.

     *L Registration Rights Agreement dated September 8, 1997, between the Reporting Person and the Company.

    **M Share Sale and Purchase Agreement between the Company and John Wood Group PLC dated May 14, 1998.

    **N Certificate of Designations of Series A Cumulative Convertible Preferred Stock dated May 14, 1998.

                              Page 6 of 10 Pages

    **O Registration Rights Agreement between the Company and John Wood Group PLC dated May 14, 1998.

-------------------------
     *   Previously filed.
    **   Filed herewith.




                              Page 7 of 10 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 to Schedule 13D is true, complete and correct.


     Date: May 14, 1999


                                                JOHN WOOD GROUP PLC



                                                By: /s/ Wendell Brooks
                                                    ----------------------------
                                                    Name:  Wendell Brooks
                                                    Title: Director



                              Page 8 of 10 Pages

                                 EXHIBIT INDEX

      *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

      *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence
          M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

      *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

      *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

      *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

      *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

      *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

      *H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.

      *I Investment Agreement dated June 6, 1996, between the Reporting Person and the Company.

      *J Registration Rights Agreement dated June 6, 1996, between the Reporting Person and the Company.

      *K Investment Agreement dated September 8, 1997, between the Reporting Person and the Company.

      *L Registration Rights Agreement dated September 8, 1997, between the Reporting Person and the Company.

     **M Share Sale and Purchase Agreement between the Company and John Wood Group PLC dated May 14, 1998.

     **N Certificate of Designations of Series A Cumulative Convertible Preferred Stock dated May 14, 1998.

                              Page 9 of 10 Pages

     **O Registration Rights Agreement between the Company and John Wood Group PLC dated May 14, 1998.

----------------------------

      *   Previously filed.
     **   Filed herewith.





                              Page 10 of 10 Pages